UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004

FORM 11-K

  X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

____TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ______ to ______.

Commission file number(s): 333-110395, 333-75468, 333-90540 and 333-146565

AUTOMATIC DATA PROCESSING, INC.
   RETIREMENT AND SAVINGS PLAN
(Full title of the plan and the address of the plan, if
different from that of the issuer named below)

Automatic Data Processing, Inc.
One ADP Boulevard, Roseland, New Jersey 07068
(Name of issuer of the securities held pursuant to
the plan and the address of its principal
executive office)

Notices and communications from the Securities and Exchange Commission
Relative to this report should be forwarded to:

Michael A. Bonarti
Corporate Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.
One ADP Boulevard Roseland, New Jersey 07068

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2014	3

Notes to Financial Statements as of December 31, 2014 and 2013
and for the Year Ended December 31, 2014	4-13

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year)
As of December 31, 2014	14-29

SIGNATURE	30

Exhibit 23 Consent of Independent Registered Public Accounting Firm	31

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Automatic Data Processing, Inc.
Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of Automatic Data Processing, Inc. Retirement and Savings Plan (the "Plan") as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CohnReznick LLP

Roseland, New Jersey
June 22, 2015

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS

CASH	$110,382	$157
INVESTMENTS (Notes 3 and 4):
Participant directed investments, at fair value	3,291,667,487	3,456,732,023

RECEIVABLES:
Notes receivable from participants	78,258,647	86,740,438
Interest and dividends receivable	4,497,888	4,748,961
Broker receivable for securities sold	2,663,042	2,605,196
Participant contributions receivable	1,321,162	1,053,719
Employer contribution receivable	476,201	434,889

TOTAL RECEIVABLES	87,216,940	95,583,203

TOTAL ASSETS	3,378,994,809	3,552,315,383

LIABILITIES

Broker payable for securities purchased	11,078,884	5,052,615
Accrued expenses	1,292,644	1,973,252

TOTAL LIABILITIES	12,371,528	7,025,867

NET ASSETS AVAILABLE FOR BENEFITS	$3,366,623,281	$3,545,289,516

See notes to financial statements.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

Contributions:
Participant	$224,630,573
Employer	81,996,191
Total contributions	306,626,764

Investment income:
Net appreciation in fair value of investments (Note 3)	238,936,995
Dividend income	32,214,013
Interest income	677,768
Total investment income	271,828,776

Interest income on notes receivable from participants	3,666,344

Benefits paid to participants	(250,151,721)

Administrative and general expenses	(7,370,835)

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	324,599,328

TRUST TO TRUST TRANSFERS OUT	(503,265,563)

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(178,666,235)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,545,289,516

End of year	$3,366,623,281

See notes to financial statements.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014 AND 2013
AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.	DESCRIPTION OF PLAN
The following description of the Automatic Data Processing, Inc. Retirement and Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is administered by a three-member committee (the “Plan Administrator”) appointed by the Board of Directors of Automatic Data Processing, Inc. (“ADP”, the “Company” or the “Plan Sponsor”). JPMorgan Chase Bank, N.A. (“JPMorgan”) serves as custodian of the Plan.
General-The Plan is a defined contribution plan established January 1, 1984 available to all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions-
Participant Contributions-As defined in the Plan document, participating employees who are deemed non-highly compensated (employees earning less than $115,000 in 2013), can contribute up to 50% (35% prior to January 1, 2013) of their compensation, subject to the maximum deferral limits under the Internal Revenue Code (“IRC”) (and certain special limits for Puerto Rico residents participating in the Plan). Participating employees earning more than these amounts (“Highly Compensated Employees”) can only contribute up to the amount determined by the Plan Administrator annually (10% of their compensation prior to January 1, 2013 and 12% thereafter). Participants who have attained age 50 before the close of the Plan year are eligible to make additional contributions (“Catch-Up Contributions”) up to the amount of $5,500 for 2014. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover contributions”). Unless employees elect otherwise, they are automatically enrolled as participants in the Plan after sixty days of employment at a deferral rate of 3% of compensation.  Effective July 1, 2015, these participants will be automatically enrolled in the SaveSmart auto-escalation feature of the Plan.  Under the SaveSmart feature, each participant’s contribution rate is automatically increased by 1% each September until their contribution rate reaches 6%. These contributions will be invested in the JPMorgan SmartRetirement Fund that corresponds to their estimated retirement date.
Effective January 1, 2013, certain employees who were hired before January 1, 2007 and were not contributing to the Plan as of October 31, 2012, were automatically enrolled as participants in the Plan at a deferral rate of 1% of compensation. These contributions will also be invested in the JPMorgan SmartRetirement Fund that corresponds to their estimated retirement date.
Effective January 1, 2014, substantially all participants who were contributing between 1% and 5% of their compensation to the Plan as of November 1, 2013 were automatically enrolled in the SaveSmart feature of the Plan.  Under the SaveSmart feature, these participants will have their contribution rate automatically increased by 1% each January until their contribution rate reaches 6%.
Participant contributions during the year ended December 31, 2014 include $16,266,591 of rollover contributions.
Matching Employer Contributions-The Company contributes an amount equal to 50% of the first 6% of each participant’s salary deferral election to the Plan. Once a participant has contributed to the Plan for 60 months, the

Company’s matching contribution increases to an amount equal to 70% of the first 6% of a participant’s salary deferral election. Effective January 1, 2015, for employees hired or rehired on or after January 1, 2015, the Company will contribute an amount equal to 100% of the first 6% of each participant’s salary deferral election to the Plan. Participants must be actively employed on December 31 of a given year to receive the matching contribution for that year. Matching contributions are not made on the employee catch-up contributions.
Limitations-In addition, there are contribution limitations set forth in the IRC, which the Plan must satisfy.
Participant Accounts-Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan gains or losses. Account balances are valued at fair market value, and are adjusted daily to reflect the net investment income of Plan investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments-Investments in the Plan consist of various investments which include the ADP Stock Fund, separately managed accounts, commingled trusts, mutual funds, money market funds and the CDK Stock Fund.
The Seix Intermediate Bond Fund, the Columbia Dividend Value Fund, the Montag & Caldwell Large Cap Growth Fund, and the American Century Small Cap Value Fund are separately managed accounts with underlying investments that include investments in publicly traded common stock, government bonds, corporate bonds and various other bond issues. The Northern Trust S&P 500 Index Fund, the JPMorgan SmartRetirement Income Fund, the JPMorgan SmartRetirement 2010 Fund, the JPMorgan SmartRetirement 2015 Fund, the JPMorgan SmartRetirement 2020 Fund, the JPMorgan SmartRetirement 2030 Fund, the JPMorgan SmartRetirement 2040 Fund, the JPMorgan SmartRetirement 2050 Fund, the Pyramis Select International Plus Commingled Pool, and the Voya Small Cap Growth Fund are commingled trusts. The Goldman Sachs Financial Square Government Fund is a money market fund.
Participants direct the investment of their contributions and matching employer contributions into the 17 various investment options offered by the Plan. Matching contributions are deposited into participants’ accounts each pay period and are made pursuant to their individual investment election on file at that time.
Effective January 1, 2015, the ADP Stock Fund was closed to new investments. As a result, participants were no longer permitted to direct new investments or transfer investments into the ADP Stock Fund. Liquidation of the fund will begin on July 6, 2015.
On September 30, 2014, the Company completed the spin-off of its former Dealer Services business into an independent publicly traded company called CDK Global, Inc. ("CDK"). As a result of the spin-off, ADP stockholders of record on September 24, 2014 (the "record date") received one share of CDK common stock for every three shares of ADP common stock held by them on the record date and cash for any fractional shares of CDK common stock. CDK common stock received by the Plan in connection with ADP common stock held in the ADP Stock Fund was contributed to the CDK Stock Fund. Effective immediately upon creation of the CDK Stock Fund, participants were not permitted to direct new investments or transfer investments into the fund. Liquidation of the fund will begin on July 6, 2015.
In November 2014, Evercore Trust Company, N.A. was appointed as the named fiduciary and investment manager of the ADP Stock Fund and the CDK Stock Fund. As named fiduciary and investment manager, Evercore Trust Company, N.A. has the responsibility for liquidating both the ADP Stock Fund and the CDK Stock Fund.

Vesting-Participants are immediately vested in their contributions, including salary deferral and rollover contributions. Matching Company contributions are vested as follows:
Less than two years of service from date of hire     0%
Two but less than three years of service from date of hire    50%
Three or more years of service from date of hire    100%

Effective January 1, 2015, for employees hired or rehired on or after January 1, 2015, Matching Company contributions are vested as follows:

Less than three years of service from date of hire    0%
Three or more years of service from date of hire    100%

Payment of Benefits-In general, employee and employer contributions must remain in the Plan until the later of the attainment of age 65 or the end of employment. The employee may elect to begin taking in-service distributions anytime after the attainment of age 70. Effective January 1, 2014, participants who have not terminated employment and have attained age 59-1/2 may elect to begin taking in-service distributions.

Upon termination of service, a participant can receive a lump-sum amount equal to the value of the vested portion of his or her account. Alternatively, he or she can elect to defer payment if the total of the participant’s vested account balance is more than $1,000. The balance in the participant’s ADP Stock Fund account can be distributed as whole shares of Company common stock (“Company Stock”) or as cash equivalent to the fair market value of the Company Stock at the date of distribution. The Plan was amended to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. Pursuant to this amendment, if the total of the participant’s vested account balance is more than $1,000 but less than or equal to $5,000 on termination of service, and the participant has not elected to receive a lump-sum amount, ADP will automatically roll over the vested account balance to an individual retirement account (“IRA”) established with The Bancorp Bank. Fees and expenses for the IRA will be charged against a participant’s account unless he or she contacts the IRA provider and requests to make payment of the fees out-of-pocket.
Forfeitures-Upon termination of a participant’s employment for reasons other than death before the attainment of age 65, the participant will be entitled to receive the vested portion of their account balance. The nonvested portion of the participant’s account balance will be forfeited, and will be used to pay Plan expenses as well as to reduce the amount of future Company contributions pursuant to the Plan document. The amount of unused forfeitures as of December 31, 2014 and 2013 amounted to $3,113,983 and $2,121,531, respectively. For the year ended December 31, 2014, amounts used to pay administrative expenses amounted to $746,829, and the amount used to reduce employer contributions was $3,966,488.
Notes Receivable from Participants-Plan participants may borrow funds from their account up to a maximum of $50,000 or 50% of their account balances, whichever is less, subject to certain limits and conditions. Outstanding loans are secured by the participant’s interest in the Plan and bear interest at rates ranging from 4.25% to 10.5%, which are commensurate with local prevailing rates at the time funds are borrowed, as determined by the Plan Administrator. Loans are generally repaid through payroll deductions or, at the option of the participant, may be prepaid in total. Participants’ loan repayments and any interest due are paid into the participants’ account.
Employee Stock Ownership Plan Component-The Plan was amended effective January 1, 2002, to designate a portion of the Plan as an employee stock ownership plan (“ESOP Component” or “ESOP”) which was designed to comply with IRC Section 4975 (e) (7) and the regulations thereunder, and Section 407(d) (6) of ERISA. The ESOP is defined as the portion of the Plan derived from (a) account balances invested in Company Stock and (b) all contributions made to the Plan after December 31, 2001 as further defined in the Plan amendment. The principal purpose of the ESOP Component is to provide participants an ownership interest in the Company. The following includes main highlights of the ESOP Component. Participants should refer to the Plan document for more information.
Investments in Company Stock - The ESOP Component will be invested primarily in Company Stock. Purchases of Company Stock may be made in the open market or, to the extent permitted by law, directly from the Company or shareholders of the Company. All purchases of Company Stock shall be made at prices that do not exceed the fair market value of such Company Stock, as determined by the Plan custodian at the time of purchase.

Dividends on Company Stock - Dividends paid by the Company with respect to shares of Company Stock held by the ESOP Component shall either be paid in cash directly to the participants, or pursuant to the participant’s election, dividends can be reinvested in the ESOP Component. All cash dividends are paid out on a quarterly basis.  If an election is made by a participant to receive a distribution in cash of dividends paid on Company Stock, then such dividends shall be held in a money market fund pending distribution.

Vesting - A participant will be 100% vested in their salary deferral and rollover contribution accounts and in any dividends paid on or after April 1, 2002 on Company Stock held in accounts.

Payment of Benefits - Payments to participants from the ESOP Component will be made in accordance with provisions as stated in the Plan document and amendments thereto regarding the payment of benefits from the Plan.

On May 26, 2015, the Plan was amended such that the ESOP Component will no longer be a feature of the Plan once the ADP Stock Fund is liquidated.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following are the significant accounting policies followed by the Plan:
Basis of Accounting-The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risk and Uncertainties-The Plan utilizes various investment instruments including U.S. Government agency securities, debt securities of companies with strong credit ratings from a variety of industries, and in various equity securities, including Company Stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Income Recognition-Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
For the Columbia Dividend Value Fund, the Goldman Sachs Financial Square Government Fund, and the ING Small-Cap Growth Fund, management fees and operating expenses are reflected in the net asset value of the funds on a daily basis and are not reflected separately.  Management fees for the separately managed accounts and commingled trusts are accrued on a daily basis, reflected in the daily unitized price, and paid on a quarterly basis. Consequently, management fees are reflected as a reduction of investment return for such investments.
Fair Value of Investments-See Note 4 - “Fair Value Measurements.”
Fair Value of Other Financial Instruments-The carrying amount of receivables and liabilities approximates fair value.
Notes Receivable from Participants-Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded at December 31, 2014 or 2013.
Payment of Benefits-Benefits payments to participants are recorded upon distribution. At December 31, 2014 and 2013, amounts allocated to accounts of individuals who had elected to withdraw but had not yet been paid totaled $1,041,601 and $1,097,354, respectively.
Trust to Trust Transfers out-As a result of the spin-off of CDK, Plan assets held by participants who became employees of CDK were transferred to a separate and independent retirement and savings plan for CDK employees.

Recently Issued Accounting Pronouncements- In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” Under the proposed amendments in ASU 2015-7, Plan investments for which fair value is measured at net asset value per share using the practical expedient should not be categorized in the fair value hierarchy disclosure in the financial statements. See Note 4 - “Fair Value Measurements.” ASU 2015-7 is effective for annual periods beginning after December 15, 2015. The adoption of ASU 2015-7 is not expected to have a material impact on the disclosures in the Plan’s financial statements.

3.	INVESTMENTS

	The investments of the Plan as of December 31, 2014 and 2013 are summarized as follows:

	Investments, at fair value:	2014		2013

	ADP Stock Fund, 4,664,618 shares and 5,586,734 shares, respectively	$ 389,818,030	*	$ 452,605,094	*
	Northern Trust S&P 500 Index Fund	391,384,640	*	360,409,415	*
	Columbia Dividend Value Fund	335,265,188		332,660,982
	Voya Small Cap Growth Fund	250,670,425	*	291,853,208	*
	JPMorgan SmartRetirement 2030 Fund	234,943,279	*	235,134,753	*
	Pyramis Select International Plus Commingled Pool	229,359,446	*	264,516,633	*
	Montag & Caldwell Large Cap Growth Fund	227,197,656		240,945,166
	Seix Intermediate Bond Fund	224,549,367		258,134,964
	JPMorgan SmartRetirement 2040 Fund	214,751,052	*	198,669,492	*
	JPMorgan SmartRetirement 2020 Fund	202,936,094	*	219,712,168	*
	Goldman Sachs Financial Square Government Fund	200,196,191	*	228,449,792	*
	American Century Small Cap Value Fund	193,708,455		216,613,022
	JPMorgan SmartRetirement 2015 Fund	71,879,044		82,837,561
	JPMorgan SmartRetirement Income Fund	64,020,430		45,095,317
	CDK Stock Fund	53,951,739		—
	JPMorgan SmartRetirement 2050 Fund	7,036,451		—
	JPMorgan SmartRetirement 2010 Fund	—		29,094,456
	Total Investments	$ 3,291,667,487		$ 3,456,732,023

* Investments held that represent 5% or more of the Plan’s net assets available for benefits at the end of each of the respective years. For separately managed accounts (Seix Intermediate Bond Fund, Columbia Dividend Value Fund, Montag & Caldwell Large Cap Growth Fund, and American Century Small Cap Value Fund), underlying investments are used to make such determination.

3.	INVESTMENTS (continued)
During the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Investment Earnings	2014

ADP Stock Fund	$36,697,056
Northern Trust S&P 500 Index Fund	47,160,734
CDK Stock Fund	39,804,740
Columbia Dividend Value Fund	30,682,254
JPMorgan SmartRetirement 2030 Fund	17,251,708
JPMorgan SmartRetirement 2040 Fund	16,595,447
Montag & Caldwell Large Cap Growth Fund	14,894,827
JPMorgan SmartRetirement 2020 Fund	14,584,637
Voya Small Cap Growth Fund	11,467,121
Seix Intermediate Bond Fund	4,924,097
JPMorgan SmartRetirement 2015 Fund	4,537,755
American Century Small Cap Value Fund	4,337,833
JPMorgan SmartRetirement Fund	3,821,780
JPMorgan SmartRetirement 2050 Fund	234,474
Goldman Sachs Financial Square Government Fund	95,336
JPMorgan SmartRetirement 2010 Fund	(224,081)
Pyramis Select International Plus Commingled Pool	(7,928,723)
Net appreciation in fair value of investments	$238,936,995

4.    FAIR VALUE MEASUREMENTS
The Plan applies the guidance in Accounting Standards Codification (“ASC”) 820.10 for assets recognized or disclosed at fair value on a recurring basis. The guidance in ASC 820.10 defines fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. ASC 820.10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820.10 establishes market or observable inputs as the preferred source of fair value, followed by assumptions based on hypothetical transactions in the absence of market inputs.
The valuation techniques required by ASC 820.10 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions. These two types of inputs create the following three-level hierarchy to prioritize the inputs used in measuring fair value. The levels within the hierarchy are described below, with Level 1 having the highest priority and Level 3 having the lowest priority.

Level 1	Fair value is determined based upon closing prices for identical instruments that are traded on active exchanges.
Level 2
Fair value is determined based upon quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3	Fair value is determined based upon significant inputs to the valuation model that are unobservable.

4.    FAIR VALUE MEASUREMENTS (continued)
Plan investments included in Level 1 are valued using closing prices for identical instruments that are traded on active exchanges. Plan investments included in Level 2 are valued based upon the closing price fair values of the publicly traded underlying investments.
There were no transfers in or out of Level 1 or Level 2 during the Plan years ended December 31, 2014 or 2013. The following tables present the investments of the Plan measured at fair value at December 31, 2014 and 2013. See Note 3 - “Investments” for additional disclosure related to investments.

	As of December 31, 2014
Asset Class	Level 1	Level 2	Total

Equity Securities:
ADP Common Stock	$392,557,483	$—	$392,557,483
Consumer Goods	237,619,120	—	237,619,120
Manufacturing and Industrial	196,840,199	—	196,840,199
Financial Services	137,567,026	—	137,567,026
Transportation and Other Services	74,687,854	—	74,687,854
Energy	70,062,794	—	70,062,794
CDK Common Stock	49,460,296	—	49,460,296
Other	4,541,279	—	4,541,279

Mutual Funds:
U.S. Equity Securities	6,360,731	—	6,360,731

Commingled Trusts:
Target Date Retirement Funds	—	795,566,350	795,566,350
S&P 500 Index Funds	—	391,384,640	391,384,640
Small Cap Growth Equity Fund	—	250,670,425	250,670,425
International Equity Fund	—	229,359,446	229,359,446

Money Markets	—	238,237,044	238,237,044

Fixed Income Securities:
U.S. Government Securities	—	137,787,881	137,787,881
AAA Corporate Bonds	—	398,407	398,407
AA Corporate Bonds	—	19,277,748	19,277,748
A Corporate Bonds	—	17,434,779	17,434,779
Mortgage-Backed Securities	—	32,135,763	32,135,763
Asset-Backed Securities	—	9,718,222	9,718,222

Total Investments	$1,169,696,782	$2,121,970,705	$3,291,667,487

4.    FAIR VALUE MEASUREMENTS (continued)

	As of December 31, 2013
Asset Class	Level 1	Level 2	Total

Equity Securities:
ADP Common Stock	$454,922,643	$—	$454,922,643
Consumer Goods	249,453,612	—	249,453,612
Manufacturing and Industrial	193,464,681	—	193,464,681
Financial Services	150,183,294	—	150,183,294
Telecommunications and Other Services	84,981,650	—	84,981,650
Energy	65,919,628	—	65,919,628
Other	4,871,090	—	4,871,090

Mutual Funds:
U.S. Equity Securities	8,001,326	—	8,001,326

Commingled Trusts:
Target Date Retirement Funds	—	810,543,747	810,543,747
S&P 500 Index Funds	—	360,409,415	360,409,415
Small Cap Growth Equity Fund	—	291,853,208	291,853,208
International Equity Fund	—	264,516,633	264,516,633

Money Markets	—	265,208,647	265,208,647

Fixed Income Securities:
U.S. Government Securities	—	148,026,604	148,026,604
Municipal Government Securities	—	2,860,516	2,860,516
AAA Corporate Bonds	—	813,663	813,663
AA Corporate Bonds	—	14,888,179	14,888,179
A Corporate Bonds	—	23,418,508	23,418,508
Mortgage-Backed Securities	—	60,058,931	60,058,931
Asset Backed Securities	—	2,336,048	2,336,048

Total Investments	$1,211,797,924	$ 2,244,934,099	$3,456,732,023

4.    FAIR VALUE MEASUREMENTS (continued)
The following table presents the investments of the Plan with a reported net asset value as of December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013	Redemption	Redemption
	Fair Value	Fair Value	Frequency	Notice Period

Northern Trust S&P 500 Index Fund (1)	$391,384,640	$360,409,415	Daily	Trade date + 1
Pyramis Select International Plus Commingled Pool (2)	229,359,446	264,516,633	Daily	Trade date + 1
Voya Small Cap Growth Fund (3)	250,670,425	291,853,208	Daily	Trade date + 1
JPMorgan SmartRetirement 2030 Fund (4)	234,943,279	235,134,753	Daily	Trade date + 1
JPMorgan SmartRetirement 2040 Fund (4)	214,751,052	198,669,492	Daily	Trade date + 1
JPMorgan SmartRetirement 2020 Fund (4)	202,936,094	219,712,168	Daily	Trade date + 1
JPMorgan SmartRetirement 2015 Fund (4)	71,879,044	82,837,561	Daily	Trade date + 1
JPMorgan SmartRetirement 2050 Fund (4)	7,036,451	—	Daily	Trade date + 1
JPMorgan SmartRetirement 2010 Fund (4)	—	29,094,456	Daily	Trade date + 1
JPMorgan SmartRetirement Income Fund (5)	64,020,430	45,095,317	Daily	Trade date + 1
Total	$1,666,980,861	$1,727,323,003

(1) The objective of this fund is to provide a rate of return consistent with the Standard & Poor's 500 Index.
(2) The objective of this fund is to provide a rate of return consistent with the MSCI ACWI ex US (Net) Index.
(3) The objective of this fund is to provide a rate of return consistent with the Russell 2000 Growth Index.
(4) The objective of these funds is to outperform custom benchmarks of domestic and international equities, fixed income and real estate investments that have risk and return characteristics designed for investors who are expecting to retire near the applicable fund's target retirement date.

(5) The objective of this fund is to outperform a custom benchmark of domestic and international equities, fixed income and real estate investments that have risk and return characteristics designed for investors who are retired or expecting to retire in the near term.

5.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
At December 31, 2014 and 2013, the Plan held 4,708,618 and 5,629,534 shares, respectively, of Company Stock with a cost basis of $185,844,028 and $238,198,224, respectively. For the year ended December 31, 2014, the Plan recorded dividend income in the amount of $10,382,761 from participants’ investments in the ADP Stock Fund.
Certain Plan investments are shares of mutual funds and money market funds managed by JPMorgan. JPMorgan is the custodian of the Plan.
Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.
These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the IRC, the rules thereunder, and from the prohibited transactions provisions of ERISA.

6.	PLAN TERMINATION
Although the Company has not expressed any intention to do so, it has the right under the provisions of the Plan to discontinue its contributions at any time by amending or terminating the Plan subject to the provisions of ERISA. However, upon full or partial termination of the Plan, each participant who is then an employee of the Company shall become 100% vested in his or her employer matching contribution account, and shall not be subjected to forfeiture. Furthermore, no amendment shall decrease a participant’s vested interest under the Plan at the effective date of such amendment.

7.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated November 27, 2012 that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, ADP and Plan management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and that the Plan and related Trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Generally Accepted Accounting Principles (United States of America) require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

ADP STOCK FUND
Common Stock
*AUTOMATIC DATA PROCESSING, INC. COMMON STOCK	Common Stock	4,664,618	$ 388,889,203
Cash Equivalents
Short-Term Investment Fund
*J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	928,827	928,827
TOTAL ADP STOCK FUND			$ 389,818,030

AMERICAN CENTURY SMALL CAP VALUE FUND
Common Stock
AAR CORP	Common Stock	20,800	$ 577,824
AEGEAN MARINE PETROLEUM NETWORK INC	Common Stock	66,600	933,732
ALBANY INTERNATIONAL CORP	Common Stock	52,200	1,983,078
ALLETE COM	Common Stock	28,400	1,565,976
ALON USA ENERGY INC	Common Stock	37,400	473,858
AMERICAN EQUITY INVT LIFE HLDG CO	Common Stock	8,700	253,953
AMERICAN SCIENCE & ENGINEERING INC	Common Stock	32,900	1,707,510
AMERICAN WOODMARK CORP	Common Stock	8,600	347,784
AMN HEALTHCARE SERVICES INC	Common Stock	63,700	1,248,520
ARDMORE SHIPPING CORP	Common Stock	90,152	1,079,119
ARGO GROUP INTL HLDGS	Common Stock	18,400	1,020,648
ARMADA HOFFLER PPTYS INC	Common Stock	83,600	793,364
ARTESIAN RESOURCES CORP	Common Stock	22,700	512,793
ASPEN INSURANCE HLDGS	Common Stock	14,500	634,681
ASTORIA FINANCIAL CORP	Common Stock	52,400	700,064
AVG TECHNOLOGIES NV	Common Stock	16,700	329,658
AVISTA CORP	Common Stock	25,600	904,960
BALDWIN & LYONS INC CLASS 'B'	Common Stock	41,200	1,062,136
BANKUNITED INC	Common Stock	110,300	3,195,391
BERRY PLASTICS GROUP INC	Common Stock	105,800	3,337,990
BLACK HILLS CORP	Common Stock	10,200	541,008
BOOT BARN HOLDINGS INC	Common Stock	13,600	247,520
BRIGGS & STRATTON CORP	Common Stock	23,400	477,828
BROADSOFT INC	Common Stock	49,655	1,440,988
CASTLE (A.M.) & CO	Common Stock	54,800	437,304
CATALENT INC COMMON STOCK	Common Stock	14,200	395,896
CAVCO INDUSTRIES INC	Common Stock	16,200	1,284,174
CDI CORP	Common Stock	58,300	1,032,493
CELADON GROUP	Common Stock	19,000	431,110
CENTRAL GARDEN & PET CO	Common Stock	44,900	428,795
CENTURY COMMUNITIES INC COMMON STOCK	Common Stock	23,500	406,080

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
CHEMTURA CORP	Common Stock	50,600	$ 1,251,338
CLEAN HARBORS INC	Common Stock	11,900	571,795
CLEARWATER PAPER CORPORATION	Common Stock	2,400	164,520
CLECO CORP	Common Stock	5,500	299,970
CLUBCORP HOLDINGS INC COMMON STOCK	Common Stock	55,500	995,115
CNO FINANCIAL GROUP INC	Common Stock	40,500	697,410
COMMSCOPE HOLDINGS CO INC COMMON STOCK	Common Stock	31,600	721,428
COMPASS MINERALS INTERNATIONAL INC	Common Stock	19,800	1,719,234
CONTINENTAL BUILDING PRODUCTS INC COMMON	Common Stock	54,800	971,604
COOPER TIRE & RUBBER CO	Common Stock	14,800	512,820
CULP INC	Common Stock	61,500	1,333,320
CUMULUS MEDIA INC	Common Stock	348,600	1,474,578
DANA HOLDING CORP	Common Stock	33,300	723,942
DAVE & BUSTER'S ENTERTAINMENT INC COMMON	Common Stock	30,300	827,190
DELEK US HOLDINGS INC	Common Stock	11,800	321,904
DESTINATION MATERNITY CORP	Common Stock	38,485	613,836
DIME COMMUNITY BANCSHARES INC	Common Stock	51,300	835,164
DYNAMIC MATERIALS CORP	Common Stock	47,600	762,552
EAGLE BANCORP INC	Common Stock	38,500	1,367,520
EL PASO ELECTRIC CO	Common Stock	22,500	901,350
ENDURANCE SPECIALTY HLDGS LTD	Common Stock	22,800	1,364,352
ENPRO INDUSTRIES INC	Common Stock	18,500	1,161,060
ENTERCOM COMMUNICATIONS	Common Stock	106,074	1,289,860
ENTRAVISION COMMUNICATIONS CORP	Common Stock	457,400	2,963,952
EVERTEC INC	Common Stock	118,431	2,620,878
EVERYDAY HEALTH INC COMMON STOCK	Common Stock	33,200	489,700
EXAR CORP	Common Stock	138,200	1,409,640
FAIRCHILD SEMICONDUCTOR INTL INC	Common Stock	68,700	1,159,656
FIRST HORIZON NATIONAL CORP COM STK	Common Stock	75,000	1,018,500
FIRST INTERSTATE BANCSYSTEM INC	Common Stock	32,900	915,278
FIRST NBC BANK HLDGS CO	Common Stock	30,400	1,070,080
FIRSTMERIT CORP	Common Stock	60,400	1,140,956
FNB CORP PA	Common Stock	77,303	1,029,676
FORUM ENERGY T4ECHNOLOGIES INC	Common Stock	16,700	346,191
FULTON FINANCIAL CORP	Common Stock	88,400	1,092,624
GENERAC HLDGS	Common Stock	4,275	199,899
GLOBAL BRASS & COPPER HLDGS INC	Common Stock	146,300	1,925,308

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
GRAFTECH INTL LTD COM	Common Stock	134,875	$ 682,468
GRAPHIC PACKAGING HLDG CO	Common Stock	123,100	1,676,622
GREAT LAKES DREDGE & DOCK CORP NEW	Common Stock	80,900	692,504
GREAT PLAINS ENERGY INC	Common Stock	13,700	389,217
HAEMONETICS CORP	Common Stock	63,500	2,376,170
HANGER INC	Common Stock	41,300	904,470
HANOVER INSURANCE GROUP INC	Common Stock	5,400	385,128
HAWKINS INC	Common Stock	8,141	352,750
HAYNES INTERNATIONAL INC COM STK	Common Stock	22,800	1,105,800
HCC INSURANCE HLDG	Common Stock	10,800	578,016
HEALTHSOUTH CORP	Common Stock	10,000	384,600
HERITAGE FINANCIAL CORP	Common Stock	21,000	368,550
HILL-ROM HOLDINGS INC COM STK	Common Stock	8,100	369,522
HOME BANCSHARES INC	Common Stock	64,400	2,071,104
HORSEHEAD HOLDING CORPORATION	Common Stock	76,242	1,206,911
INFINITY PROPERTY & CASUALTY CORP COM	Common Stock	4,652	359,414
INGRAM MICRO INC	Common Stock	45,200	1,249,328
INNOPHOS HOLDINGS INC COM	Common Stock	32,100	1,876,245
INTEGRA LIFESCIENCES HLDGS CORP	Common Stock	8,100	439,263
JAMES RIVER GROUP HOLDINGS LTD COMMON ST	Common Stock	31,842	724,724
JOURNAL COMMUNICATIONS INC	Common Stock	28,700	328,041
KADANT INC	Common Stock	8,900	379,941
KAMAN CORP	Common Stock	11,000	440,990
KAPSTONE PAPER & PACKAGING CORP	Common Stock	36,000	1,055,160
KENNAMETAL INC CAP STK	Common Stock	17,900	640,641
KEYW HLDG CORP	Common Stock	16,700	173,346
KFORCE INC	Common Stock	67,300	1,623,949
KULICKE & SOFFA INDUSTRIES INC COM	Common Stock	68,000	983,280
LACLEDE GROUP INC	Common Stock	36,000	1,915,200
LAKELAND FINANCIAL CORP	Common Stock	6,200	269,514
LIBBEY INC	Common Stock	18,600	584,784
LSB INDUSTRIES INC	Common Stock	49,800	1,565,712
MAGELLAN HEALTH INC COMMON STOCK	Common Stock	5,900	354,177
MALIBU BOATS INC COMMON STOCK	Common Stock	35,100	676,377
MARINEMAX INC	Common Stock	14,507	290,865
MARTEN TRANSPORT	Common Stock	31,500	688,590
MATRIX SERVICE CO	Common Stock	21,900	488,808
MB FINANCIAL INC	Common Stock	22,400	736,064
MEDASSETS	Common Stock	59,700	1,179,672

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
MENTOR GRAPHICS CORP	Common Stock	121,000	$ 2,652,320
MONEYGRAM INTL INC COM NEW	Common Stock	53,400	485,406
MOVADO GROUP INC	Common Stock	51,000	1,446,870
MULTI-COLOR CORP	Common Stock	42,700	2,366,434
NANOMETRICS	Common Stock	51,000	857,820
NATIONAL HEALTH CARE CORP	Common Stock	6,700	421,028
NCI BUILDING SYSTEMS INC	Common Stock	22,200	411,144
NEXSTAR BROADCASTING GROUP INC	Common Stock	22,800	1,180,812
NORDIC AMERICAN TANKERS LTD	Common Stock	61,049	614,763
NORTHWEST PIPE CO	Common Stock	24,600	740,952
NORTHWESTERN CORPORATION	Common Stock	31,900	1,804,902
OFFICE DEPOT INC	Common Stock	41,700	357,577
OFG BANCORP COMMON STOCK	Common Stock	92,900	1,546,785
ON ASSIGNMENT	Common Stock	40,200	1,334,238
ONE GAS INC COMMON STOCK	Common Stock	13,800	568,836
ORITANI FINANCIAL CORP	Common Stock	65,300	1,005,620
ORTHOFIX INTL NV	Common Stock	13,800	414,828
OWENS & MINOR INC COM STK	Common Stock	12,300	431,853
PAPA MURPHY'S HOLDINGS INC COMMON STOCK	Common Stock	51,400	597,268
PARK ELECTROCHEMICAL CORP	Common Stock	8,937	222,799
PARK STERLING CORP	Common Stock	58,700	431,445
PDC ENERGY INC	Common Stock	7,300	301,271
PEAK RESORTS INC COMMON STOCK	Common Stock	36,400	291,200
PENSKE AUTOMOTIVE GROUP INC	Common Stock	27,700	1,359,239
PHH CORP	Common Stock	25,800	618,168
PLATINUM UNDERWRITERS HLDGS LTD	Common Stock	4,400	323,048
POLYCOM INC	Common Stock	75,300	1,016,550
POPULAR INC	Common Stock	21,700	738,885
PORTLAND GENERAL ELECTRIC CO COM	Common Stock	26,800	1,013,844
PRIVATEBANCORP INC	Common Stock	15,900	531,060
PROSPERITY BANCSHARES INC	Common Stock	8,000	442,880
QUESTAR CORP	Common Stock	15,300	386,784
RADIAN GROUP INC	Common Stock	33,603	561,842
RED ROBIN GOURMET BURGERS INC	Common Stock	21,600	1,662,660
REXFORD INDUSTRIAL REALTY INC REIT	Common Stock	24,200	380,182
REXNORD CORP	Common Stock	26,700	753,207
RIVERBED TECHNOLOGY	Common Stock	76,700	1,565,447
SCORPIO TANKERS INC	Common Stock	103,600	900,284
SELECTIVE INSURANCE GROUP COM	Common Stock	16,098	437,383

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
SEMTECH CORP	Common Stock	35,900	$ 989,763
SERVISFIRST BANCSHARES INC COMMON STOCK	Common Stock	44,200	1,456,390
SHUTTERFLY INC COM STK	Common Stock	21,400	892,273
SILICON GRAPHICS INTERNATIONAL CORP	Common Stock	135,300	1,539,714
SNYDER'S-LANCE INC COMMON STOCK	Common Stock	11,400	348,270
SOTHEBY'S COMMON STOCK	Common Stock	24,500	1,057,910
SOUTH JERSEY INDUSTRIES INC	Common Stock	9,900	583,407
SOUTHSIDE BANCSHARES INC	Common Stock	31,700	916,447
STEINER LEISURE	Common Stock	31,300	1,446,373
STONERIDGE INC	Common Stock	43,200	555,552
SUPERIOR INDUSTRIES INTERNATIONAL	Common Stock	43,700	864,823
SYKES ENTERPRISES INC	Common Stock	1,500	35,205
SYMETRA FINANCIAL CORP	Common Stock	18,400	424,120
TCF FINANCIAL	Common Stock	39,600	629,244
TEXAS CAPITAL BANCSHARES INC COMMON STOC	Common Stock	31,400	1,705,962
TOWER INTL INC	Common Stock	36,400	930,020
TOWNSQUARE MEDIA INC COMMON STOCK	Common Stock	21,083	278,296
TREEHOUSE FOODS INC COM STK	Common Stock	3,800	325,014
TRONOX LTD COM	Common Stock	85,000	2,029,800
TTM TECHNOLOGIES INC	Common Stock	5,200	39,156
UIL HOLDINGS CORP	Common Stock	6,700	291,718
UNITED FIRE GROUP INC	Common Stock	15,500	460,815
UTAH MEDICAL PRODUCTS	Common Stock	22,900	1,375,145
VALIDUS HOLDINGS LTD	Common Stock	10,100	419,756
VALLEY NATIONAL BANCORP	Common Stock	198,100	1,923,551
VECTRUS INC COMMON STOCK	Common Stock	8,568	234,763
VERIFONE SYSTEMS INC	Common Stock	21,700	807,240
VILLAGE SUPER MARKET INC	Common Stock	19,429	531,772
WEIS MARKETS INC	Common Stock	8,300	396,906
WELLCARE HEALTH PLANS INC	Common Stock	8,400	689,304
WESTERN REFINING INC	Common Stock	4,800	181,344
Total Common Stock			$ 158,156,039

Preferred Stock
BEAZER HOMES USA INC TANGIBLE EQUITY UNI	Preferred Stock	24,800	$ 736,560
Total Preferred Stock			$ 736,560

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)

REIT
AMERICAN CAMPUS COMMUNITIES INC	REIT	6,000	$ 248,160
APOLLO COMMERCIAL REAL EST FIN	REIT	48,800	798,368
ASSOCIATED ESTATES REALTY CORP COM	REIT	34,900	810,029
BIOMED REALTY TRUST INC	REIT	17,300	372,642
BLACKSTONE MORTGAGE TRUST INC	REIT	17,400	507,036
CAMPUS CREST COMMUNITIES INC	REIT	152,800	1,116,968
CAPSTEAD MTGE. CORP	REIT	49,600	609,088
CBL & ASSOCIATES PROPERTIES INC	REIT	23,800	462,196
CHATHAM LODGING TRUST	REIT	34,400	996,568
CHIMERA INVESTMENT CORPORATION	REIT	105,700	336,126
COLONY FINANCIAL INC	REIT	21,400	509,748
DIAMONDROCK HOSPIT COM	REIT	36,300	539,781
EPR PROPERTIES SBI	REIT	11,500	662,745
EXCEL TRUST INC	REIT	57,300	767,247
FIRST INDUSTRIAL REALTY TRUST	REIT	25,200	518,112
HATTERAS FINANCIAL CORP	REIT	40,200	740,886
HEALTHCARE REALTY TRUST INC	REIT	17,000	464,440
HERSHA HOSPITALITY TRUST CLASS 'A' SHS BEN	REIT	42,900	301,587
HIGHWOODS PROPERTIES INC	REIT	14,800	655,344
KITE REALTY GROUP TRUST REIT	REIT	22,000	632,280
LASALLE HOTEL PROPERTIES	REIT	22,200	898,434
LEXINGTON REALTY TRUST COM STK	REIT	89,400	981,612
MACK CALI REALTY CORP	REIT	24,900	474,594
MEDICAL PROPERTIES TRUST INC	REIT	59,600	821,288
MFA FINANCIAL INC COM STK	REIT	112,500	898,875
NEW RESIDENTIAL INVESTMENT CORP REIT	REIT	36,400	464,828
OUTFRONT MEDIA INC REIT	REIT	29,200	783,728
PENNSYLVANIA REAL ESTATE INV TRUST SHS B	REIT	27,500	645,150
PENNYMAC MORTGAGE INVESTMENT TRUST	REIT	33,900	714,951
RLJ LODGING TRUST	REIT	12,000	402,360
ROUSE PROPERTIES INC	REIT	53,200	985,264
SABRA HEALTH CARE REIT INC	REIT	15,900	482,893
SUMMIT HOTEL PROPERTIES INC	REIT	72,500	901,900
SUN COMMUNITIES INC	REIT	10,900	659,014
SUNSTONE HOTEL INVESTORS INC	REIT	37,200	614,172
TWO HARBORS INVESTMENT CORP	REIT	102,200	1,024,044
URSTADT BIDDLE PROPERTIES CLASS'A' COM	REIT	47,600	1,041,488
WASHINGTON REAL ESTATE INVEST TRUST SHS	REIT	28,600	791,076
Total REIT			$ 25,635,022

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)

Cash Equivalents
Short-Term Investment Fund
*J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	3,356,863	$3,356,863
Total Cash Equivalents			$3,356,863

Investment Companies
Mutual Funds
ISHARES CORE S&P SMALL-CAP ETF ETP	Mutual Funds	10,000	$ 1,140,600
ISHARES TRUST RUSSELL 2000 VALUE ETF ETP	Mutual Funds	9,200	935,456
Total Investment Companies			$2,076,056

Limited Partnership
ANTERO MIDSTREAM PARTNERS LP MLP	Limited Partnership	6,500	$ 178,750
ARES MANAGEMENT LP MLP	Limited Partnership	83,700	1,434,618
COMPASS DIVERSIFIED HLDGS SHS OF BENEFIC	Limited Partnership	60,100	976,625
NORTHERN TIER ENERGY LP	Limited Partnership	52,300	1,157,922
Total Limited Partnership			$3,747,915

TOTAL AMERICAN CENTURY SMALL CAP VALUE FUND			$193,708,455

			(Continued)

AUTOMATIC DATA PROCESSING, INC.			Plan Number 002
RETIREMENT AND SAVINGS PLAN			Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

	Rate of	Maturity	Par	Current
Identity of Issuer, Borrower or Similar Party	Interest	Date	Value	Value

SEIX INTERMEDIATE BOND FUND

Government Bonds
UNITED STATES OF AMERICA NOTES	0.25%	1/15/2015	$ 4,828,435	$ 4,828,000
UNITED STATES OF AMERICA NOTES	1.50%	1/31/2019	22,261,916	22,332,729
UNITED STATES OF AMERICA NOTES	1.50%	10/31/2019	12,906,575	12,871,083
UNITED STATES OF AMERICA NOTES	2.25%	11/15/2024	16,867,147	17,084,021
UNITED STATES OF AMERICA US GOVERNMENT F	1.38%	7/31/2018	7,119,313	7,133,240
UNITED STATES TREAS NTS	0.50%	6/15/2016	20,011,886	20,045,643
UNITED STATES TREAS NTS	0.63%	9/30/2017	10,106,693	10,080,936
UNITED STATES TREAS NTS	0.88%	2/28/2017	35,992,433	36,019,027
UNITED STATES TREAS NTS	2.13%	8/15/2021	7,621,734	7,393,201
Total Government Bonds				$ 137,787,880

Mortgage-Backed Security Bonds
FHLMC MORTPASS ARM	FLOATING	10/1/2043	$ 729,850	$ 736,759
FEDERAL HOME LN MTG CORP PTN CTFS	5.50%	4/1/2038	299,572	315,418
FEDERAL HOME LOAN MORTGAGE CORP	4.50%	6/1/2039	210,982	211,138
FHLMC PC	5.00%	7/1/2033	299,305	311,368
FHLMCGLD MORTPASS	2.50%	8/1/2027	640,689	655,186
FHLMCGLD MORTPASS	3.50%	8/1/2035	894,647	928,749
FHLMCGLD MORTPASS	3.50%	12/1/2032	325,316	341,575
FHLMCGLD MORTPASS	3.00%	2/1/2043	246,419	253,721
FHLMCGLD MORTPASS	3.00%	7/1/2042	516,337	519,381
FHLMCGLD MORTPASS	4.50%	4/1/2035	935,691	970,197
FHLMCGLD MORTPASS	4.50%	8/1/2040	350,596	356,097
FHLMCGLD MORTPASS	4.50%	12/1/2044	179,167	179,566
FHLMCGLD MORTPASS	4.50%	7/1/2039	319,120	325,275
FHLMCGLD MORTPASS	4.50%	10/1/2041	358,603	361,138
FHLMCGLD MORTPASS	4.50%	10/1/2044	322,478	323,722
FHLMCGLD MORTPASS	4.00%	4/1/2039	545,786	562,864
FHLMCGLD MORTPASS	4.00%	11/1/2040	226,709	235,027
FHLMCGLD MORTPASS	4.00%	10/1/2039	402,820	411,099
FHLMCGLD MORTPASS	4.00%	9/1/2025	107,656	112,865
FHLMCGLD MORTPASS	5.50%	8/1/2040	319,076	330,281
FHLMCGLD MORTPASS	5.50%	7/1/2037	177,763	186,015
FHLMCGLD MORTPASS	5.00%	4/1/2041	163,358	167,961
FHLMCGLD MORTPASS	5.00%	8/1/2033	232,568	242,730
FHLMCGLD MORTPASS	5.00%	2/1/2034	366,114	377,239
FHLMCGLD MORTPASS	5.00%	2/1/2038	483,460	497,749
FHLMCGLD MORTPASS	5.00%	1/1/2037	330,252	340,711
FHLMCGLD MORTPASS	5.00%	7/1/2040	419,263	434,820
FHLMCGLD MORTPASS	6.00%	6/1/2038	318,224	330,852
FEDERAL NATIONAL MORTGAGE ASSOC	3.00%	5/1/2042	202,236	206,647
FEDERAL NATIONAL MORTGAGE ASSOC	4.00%	1/1/2041	38,878	40,040
FEDERAL NATIONAL MORTGAGE ASSOC	4.00%	2/1/2041	222,042	226,262
FEDERAL NATIONAL MORTGAGE ASSOC	4.00%	2/1/2041	389,338	399,890
FEDERAL NATIONAL MORTGAGE ASSOC	6.00%	3/1/2037	438,423	449,357
FNMA MORTPASS	2.50%	3/1/2027	300,744	308,280
FNMA MORTPASS	3.50%	12/1/2031	938,028	946,121
FNMA MORTPASS	3.50%	1/1/2032	367,516	386,883

				(Continued)

AUTOMATIC DATA PROCESSING, INC.			Plan Number 002
RETIREMENT AND SAVINGS PLAN			Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

	Rate of	Maturity	Par	Current
Identity of Issuer, Borrower or Similar Party	Interest	Date	Value	Value

SEIX INTERMEDIATE BOND FUND (Con't)
Mortgage-Backed Security Bonds (Con't)
FNMA MORTPASS	3.50%	10/1/2032	$ 230,963	$ 243,127
FNMA MORTPASS	3.50%	10/1/2040	775,678	760,064
FNMA MORTPASS	3.00%	4/1/2042	875,775	896,036
FNMA MORTPASS	3.00%	4/1/2043	787,144	810,863
FNMA MORTPASS	3.00%	3/1/2043	1,267,491	1,309,912
FNMA MORTPASS	3.00%	10/1/2042	386,951	398,615
FNMA MORTPASS	4.50%	8/1/2036	327,248	329,449
FNMA MORTPASS	4.50%	8/1/2040	384,155	388,713
FNMA MORTPASS	4.50%	2/1/2040	67,651	70,323
FNMA MORTPASS	4.50%	1/1/2041	178,131	180,161
FNMA MORTPASS	4.50%	7/1/2041	332,710	335,779
FNMA MORTPASS	4.50%	9/1/2041	163,666	166,691
FNMA MORTPASS	4.00%	8/1/2040	175,114	179,208
FNMA MORTPASS	4.00%	12/1/2039	93,733	95,858
FNMA MORTPASS	4.00%	1/1/2040	1,229,373	1,266,080
FNMA MORTPASS	4.00%	3/1/2037	950,000	986,617
FNMA MORTPASS	4.00%	3/1/2037	1,924,760	1,978,952
FNMA MORTPASS	4.00%	3/1/2040	69,292	71,388
FNMA MORTPASS	4.00%	11/1/2030	135,310	138,266
FNMA MORTPASS	4.00%	11/1/2040	223,535	228,918
FNMA MORTPASS	4.00%	11/1/2040	219,579	225,005
FNMA MORTPASS	4.00%	10/1/2040	224,541	229,654
FNMA MORTPASS	4.00%	9/1/2038	824,091	830,656
FNMA MORTPASS	5.50%	8/1/2037	89,024	92,397
FNMA MORTPASS	5.00%	8/1/2033	222,337	232,267
FNMA MORTPASS	6.00%	4/1/2036	366,012	385,408
Total Mortgage-Backed Security Bonds				$ 26,813,390

Corporate Bonds
JAPAN TOBACCO INC	2.10%	7/23/2018	$ 455,647	$ 460,115
MEDTRONIC INC	3.50%	3/15/2025	625,994	646,517
ROCHE HOLDINGS INC	2.25%	9/30/2019	905,747	912,747
SCHLUMBERGER SA	3.30%	9/14/2021	455,509	468,016
TSMC GLOBAL LTD	1.63%	4/3/2018	416,817	409,294
VOLKSWAGEN INTERNATIONAL FINANCE NV	2.38%	3/22/2017	422,788	431,903
ANALOG DEVICES INC	3.00%	4/15/2016	135,574	138,099
ANHEUSER BUSCH INBEV WORLDWIDE INC	2.50%	7/15/2022	754,553	745,434
APPLE INC	2.85%	5/6/2021	644,563	660,832

				(Continued)

AUTOMATIC DATA PROCESSING, INC.			Plan Number 002
RETIREMENT AND SAVINGS PLAN			Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

	Rate of	Maturity	Par	Current
Identity of Issuer, Borrower or Similar Party	Interest	Date	Value	Value

SEIX INTERMEDIATE BOND FUND (Con't)
Corporate Bonds (con't)
ASTRAZENECA	1.95%	9/18/2019	$ 2,273,745	$ 2,304,264
BANK OF AMERICA NA	1.25%	2/14/2017	798,504	797,165
BERKSHIRE HATHAWAY INC	3.20%	2/11/2015	889,562	891,543
BP CAPITAL MARKETS	2.25%	11/1/2016	523,543	531,056
CISCO SYSTEMS INC	2.13%	3/1/2019	341,799	343,609
CISCO SYSTEMS INC	5.500%	2/22/2016	1,472,182	1,537,161
COMCAST CORP	3.375%	2/15/2025	1,199,983	1,226,946
COMMONWEALTH EDISON	4.000%	8/1/2020	1,401,528	1,392,646
CREDIT SUISSE / NEW YORK NY	3.625%	9/9/2024	367,980	376,378
GEN ELEC CO	2.700%	10/9/2022	472,608	478,194
GENERAL ELECTRIC CAPITAL CORP	3.450%	5/15/2024	843,926	868,994
GENERAL ELECTRIC CO	5.250%	12/6/2017	616,049	683,336
GILEAD SCIENCES INC	3.500%	2/1/2025	388,639	399,270
HOWARD HUGHES MEDICAL INSTITUTE	3.500%	9/1/2023	380,002	398,407
HSBC USA INC	2.375%	11/13/2019	229,864	229,933
INTEL CORP SR NT	1.950%	10/1/2016	322,205	327,226
INTEL CORP	2.700%	12/15/2022	1,133,028	1,147,137
INTERNATIONAL BUS MACH CORP	1.250%	2/6/2017	1,505,989	1,521,644
*JPMORGAN CHASE & CO	1.625%	5/15/2018	967,541	969,223
KEY BANK NA	1.650%	2/1/2018	322,809	321,785
MASSMUTUAL GLOBAL FUNDING II	2.000%	4/5/2017	444,466	450,256
MIDAMERICAN ENERGY CO	2.400%	3/15/2019	1,446,105	1,445,858
NOVARTIS SECURITIES INVESTMENT LTD	5.125%	2/10/2019	442,687	482,817
ORACLE CORP	1.200%	10/15/2017	842,786	854,946
ORACLE CORP	2.375%	1/15/2019	1,048,609	1,069,187
PFIZER INC	3.000%	6/15/2023	2,259,595	2,367,360
PRAXAIR INC	4.625%	3/30/2015	1,205,036	1,216,165
TOYOTA MOTOR CREDIT CORP	3.200%	6/17/2015	338,033	341,202
UBS AG / STAMFORD CT	2.375%	8/14/2019	665,991	666,961
UNION PACIFIC CORP	3.250%	1/15/2025	239,236	246,412
US BANCORP / MN	3.600%	9/11/2024	569,849	579,859
US BANK NA / CINCINNATI OH	1.100%	1/30/2017	595,938	595,503
WAL-MART STORES IN	1.125%	4/11/2018	1,081,376	1,072,557
WAL-MART STORES INC	1.950%	12/15/2018	2,294,033	2,325,593
WELLS FARGO & CO	1.250%	2/13/2015	807,076	807,776
WELLS FARGO & CO	3.300%	9/9/2024	638,328	644,004
3M CO	1.375%	9/29/2016	322,029	325,604
Total Corporate Bonds				$ 37,110,934

				(Continued)

AUTOMATIC DATA PROCESSING, INC.			Plan Number 002
RETIREMENT AND SAVINGS PLAN			Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

	Rate of	Maturity	Par	Current
Identity of Issuer, Borrower or Similar Party	Interest	Date	Value	Value

SEIX INTERMEDIATE BOND FUND (Con't)

ASSET BACKED
FORD CREDIT AUTO OWNER TRUST 2014	2.310%	4/15/2026	$ 1,034,628	$ 1,037,666
BARCLAYS DRYROCK ISSUANCE TRUST 2014	2.410%	7/15/2022	2,088,444	2,108,572
CAPITAL ONE MULTI-ASSET EXECUTION TRUST	1.260%	1/15/2020	2,114,836	2,112,422
CITIBANK CREDIT CARD ISSUANCE TRUST 2014	2.150%	7/15/2021	1,868,170	1,866,274
AMERICAN AIRLINES 2013-2 CLASS A PASS TH	4.950%	7/15/2024	818,454	806,149
UTILITY DEBT SECURITIZATION AUTHORITY\	2.554%	6/15/2022	1,759,924	1,787,139
Total Asset Backed				$ 9,718,222

CMO/REMIC
FHLMC REMICS	3.500%	12/15/2025	$ 144,711	$ 144,090
FHLMC REMICS	3.500%	2/15/2026	757,478	765,901
FHLMC REMICS	3.500%	8/15/2026	428,308	422,288
Total CMO/REMIC				$ 1,332,279

Commercial Mortgage-Backed Bonds
GS MORTGAGE SECURITIES CORP II	2.954%	11/5/2034	$ 593,949	$ 599,042
GS MORTGAGE SECURITIES CORP TRUST	3.551%	4/10/2034	1,041,763	1,041,958
GS MORTGAGE SECURITIES TRUST	3.707%	8/10/2044	210,348	211,596
*JP MORGAN CHASE COMM MTG SECS CORP	FLOATING	8/17/2046	1,044,973	1,065,085
*JP MORGAN CHASE TR	4.069%	11/15/2043	1,052,687	1,072,413
Total Commercial Mortgage-Backed Bonds				$ 3,990,094

Short-Term Investment Fund
*J.P. Morgan U.S. Government Short-Term Investment Fund	Variable	12/31/2049	$ 7,796,568	$ 7,796,568
Total Short-Term Investment Fund				$ 7,796,568

TOTAL SEIX INTERMEDIATE BOND FUND				$ 224,549,367

				(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

MONTAG & CALDWELL LARGE CAP GROWTH FUND

Common Stock
ABBOT LABORATORIES NPV	Common Stock	162,200	$ 7,302,244
ACCENTURE PLC	Common Stock	50,900	4,545,879
ACTAVIS PLC	Common Stock	16,767	4,315,993
ALLERGAN INC	Common Stock	34,820	7,402,384
AMERICAN EXPRESS CO COM	Common Stock	79,200	7,368,768
AMERISOURCEBERGAN CORP NPV	Common Stock	51,200	4,616,192
AMGEN INC	Common Stock	35,217	5,609,716
BIOGEN IDEC INC	Common Stock	22,321	7,576,864
COLGATE-PALMOLIVE CO	Common Stock	91,700	6,344,723
COSTCO WHOLESALE CORP	Common Stock	36,000	5,103,000
DOLLAR TREE INC	Common Stock	51,300	3,610,494
ESTEE LAUDER COMPANIES INC	Common Stock	77,900	5,935,980
FACEBOOK INC	Common Stock	34,200	2,668,284
GENERAL ELECTRIC CO.	Common Stock	178,100	4,500,587
GILEAD SCIENCES INC	Common Stock	88,400	8,332,584
GOOGLE INC	Common Stock	11,514	6,110,019
GRAINGER (W.W.) INC	Common Stock	16,006	4,079,769
MCKESSON CORP	Common Stock	46,054	9,559,889
MONDELEZ INTERNATIONAL INC COMMON STOCK	Common Stock	230,800	8,383,810
MONSANTO CO	Common Stock	71,300	8,518,211
NIKE INC NPV B	Common Stock	36,300	3,490,245
NORTEL NETWORKS CORP COM NPV	Common Stock	2	—
OCCIDENTAL PETROLEUM CORP COM	Common Stock	36,100	2,910,021
PEPSICO INC CAP STK	Common Stock	107,600	10,174,656
PRICELINE GROUP INC / THE COM	Common Stock	3,415	3,893,817
PROCTOR & GAMBLE CO	Common Stock	80,505	7,333,200
QUALCOMM INC	Common Stock	30,800	2,289,364
RALPH LAUREN CORP	Common Stock	25,179	4,662,144
SCHLUMBERGER LTD	Common Stock	57,800	4,936,698
STARBUCKS CORP NPV	Common Stock	87,800	7,203,990
STATE STREET CORP	Common Stock	58,400	4,584,400
THERMO FISHER SCIENTIFIC INC	Common Stock	60,300	7,554,987
TJX COS INC/ THE COMMON STOCK	Common Stock	98,400	6,748,272
UNION PACIFIC CORP	Common Stock	43,004	5,123,067
UNITED PARCEL SERVICE INC	Common Stock	65,900	7,326,103
UNITED TECHNOLOGIES CORP	Common Stock	20,100	2,311,500
VISA INC	Common Stock	36,530	9,578,166
WALGREENS BOOTS ALLIANCE INC	Common Stock	75,200	5,730,240
WELLS FARGO & CO COM STK	Common Stock	72,400	3,968,968
Total Common Stock			$ 221,705,228

Short-Term Investment Fund
*J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	5,492,428	$ 5,492,428
Total Short-Term Investment Fund			$ 5,492,428

TOTAL MONTAG & CALDWELL LARGE CAP GROWTH FUND			$ 227,197,656

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

COLUMBIA DIVIDEND VALUE FUND

Common Stock
ABBVIE INC	Common Stock	59,550	$ 3,896,952
ACE LTD COMMON STOCK	Common Stock	28,000	3,216,640
ALTRIA GROUP INC	Common Stock	100,000	4,927,000
AMERICAN ELECTRIC POWER CO INC	Common Stock	30,800	1,870,176
AMERICAN EXPRESS CO	Common Stock	32,000	2,977,280
AMGEN INC	Common Stock	42,000	6,690,180
APPLE INC	Common Stock	70,000	7,726,600
*AUTOMATIC DATA PROCESSING INC	Common Stock	44,000	3,668,280
BLACKROCK INC NPV A	Common Stock	14,200	5,077,352
BOEING CO	Common Stock	30,025	3,902,650
CHEVRON CORP	Common Stock	40,800	4,576,944
CHUBB CORP	Common Stock	24,800	2,566,056
CISCO SYSTEMS INC	Common Stock	160,000	4,450,400
CME GROUP INC	Common Stock	34,800	3,085,020
CMS ENERGY CORP	Common Stock	55,000	1,911,250
COCA-COLA CO	Common Stock	54,800	2,313,656
COCA-COLA ENTERPRISES INC	Common Stock	37,200	1,644,984
COMCAST CORP COMMON STOCK	Common Stock	142,000	8,237,420
CONOCOPHILLIPS	Common Stock	20,140	1,390,868
COVIDIEN PLC	Common Stock	20,400	2,086,512
CVS HEALTH CORP	Common Stock	50,500	4,863,655
DOMINION RESOURCES INC (VIRGINIA) NPV	Common Stock	24,800	1,907,120
DOVER CORP	Common Stock	38,000	2,725,360
DU PONT (E.I.)DE NEMOURS & CO	Common Stock	56,800	4,199,792
DUKE ENERGY CORP COMMON STOCK	Common Stock	20,400	1,704,216
EMC CORP	Common Stock	120,000	3,568,800
EXXON MOBIL CORP	Common Stock	92,000	8,505,400
FIFTH THIRD BANCORP NPV	Common Stock	76,000	1,548,500
GENERAL ELECTRIC CO	Common Stock	98,800	2,496,676
GENERAL MILLS INC	Common Stock	45,500	2,426,515
HANESBRANDS INC	Common Stock	14,350	1,601,747
HOME DEPOT INC	Common Stock	60,000	6,298,200
HONEYWELL INTERNATIONAL INC	Common Stock	58,000	5,795,360

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

COLUMBIA DIVIDEND VALUE FUND (Con't)
Common Stock (Con't)
ILLINOIS TOOL WORKS INC NPV	Common Stock	19,450	$ 1,841,915
INTEL CORP	Common Stock	190,000	6,895,100
INTERNATIONAL BUSINESS MACHINES CORP COM	Common Stock	22,000	3,529,680
JOHNSON & JOHNSON COMMON STOCK	Common Stock	84,000	8,783,880
*JPMORGAN CHASE & CO COMMON STOCK	Common Stock	136,000	8,510,880
KIMBERLY-CLARK CORP	Common Stock	32,000	3,697,280
KINDER MORGAN INC DELAWARE	Common Stock	57,000	2,411,670
KLA TENCOR CORP	Common Stock	33,100	2,327,592
KRAFT FOODS GROUP INC NPV	Common Stock	26,200	1,641,692
LOCKHEED MARTIN CORP	Common Stock	16,950	3,264,061
LYONDELLBASELL INDUSTRIES NV COMMON STOC	Common Stock	10,875	863,366
MACY'S INC COM STK	Common Stock	45,000	2,958,750
MARSH & MCLELLAN COS INC COM	Common Stock	78,000	4,464,720
MCDONALD'S CORP	Common Stock	46,800	4,385,160
MEDTRONIC INC COMMON STOCK	Common Stock	32,000	2,310,400
MERCK & CO INC COMMON STOCK	Common Stock	136,000	7,723,440
METLIFE INC	Common Stock	30,000	1,622,700
MICROSOFT CORP COMMON STOCK	Common Stock	200,750	9,324,838
NEXTERA ENERGY INC	Common Stock	18,200	1,934,478
NORTHEAST UTILITIES	Common Stock	36,500	1,953,480
NORTHERN TRUST CORP	Common Stock	34,815	2,346,531
OCCIDENTAL PETROLEUM CORP COM	Common Stock	44,600	3,595,206
PARKER-HANNIFIN CORP COMMON STOCK	Common Stock	20,800	2,682,160
PFIZER INC	Common Stock	255,000	7,943,250
PHILIP MORRIS INTERNATIONAL INC NPV	Common Stock	76,000	6,190,200
PNC FINANCIAL SERVICES GROUP	Common Stock	38,000	3,466,740
PRICE T ROWE GROUP INC	Common Stock	24,800	2,129,328
PROCTER & GAMBLE CO / THE COMMON STOCK	Common Stock	62,600	5,702,234
RAYTHEON CO	Common Stock	56,000	6,057,520
SCHLUMBERGER LTD COMMON STOCK	Common Stock	46,800	3,997,188
SEMPRA ENERGY CORP NPV	Common Stock	14,800	1,648,128
SHERWIN-WILLIAMS CO	Common Stock	13,025	3,426,096
SONOCO PRODUCTS CO NPV	Common Stock	40,400	1,765,480
TEXAS INSTRUMENTS INC	Common Stock	58,000	3,100,970
TIME WARNER INC COMMON STOCK	Common Stock	18,400	1,571,728
UNITED PARCEL SERVICE INC	Common Stock	34,400	3,824,248

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

COLUMBIA DIVIDEND VALUE FUND (Con't)
Common Stock (Con't)
UNITED TECHNOLOGIES CORP	Common Stock	36,225	$ 4,165,875
US BANCORP DELAWARE	Common Stock	112,500	5,056,875
VERIZON COMMUNICATIONS INC COMMON STOCK	Common Stock	158,000	7,391,240
VF CORP NPV	Common Stock	34,000	2,546,600
WAL-MART STORES INC	Common Stock	48,400	4,156,592
WASTE MANAGEMENT INC	Common Stock	47,250	2,424,870
WELLS FARGO & CO COM STK	Common Stock	150,000	8,223,000
WISCONSIN ENERGY CORP	Common Stock	36,500	1,925,010
ANHEUSER-BUSCH INBEV SA ADR EACH REP 1 O	Common Stock	14,000	1,572,480
BP AMOCO P.L.C. ADR-EACH CNV INTO 6 ORD U	Common Stock	34,000	1,296,080
ROCHE HOLDING AG ADR	Common Stock	128,000	4,350,720
ROYAL DUTCH SHELL PLC ADR	Common Stock	44,800	2,999,360
VODAFONE GROUP PLC ADR	Common Stock	1	1
DUKE REALTY CORP	Common Stock	43,050	869,610
PUBLIC STORAGE COM STK	Common Stock	12,650	2,338,353
SIMON PROPERTY GROUP INC	Common Stock	10,650	1,939,472
Total Common Stock			$ 315,005,788

Cash Equivalents
Short-Term Investment Fund
*J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	15,974,725	$ 15,974,725
Total Cash Equivalents			$ 15,974,725

Investment Companies
Mutual Funds
SPIDER S&P 500 ETF TRUST	Mutual Funds	20,825	$ 4,284,675
Total Investment Companies			$ 4,284,675

TOTAL COLUMBIA DIVIDEND VALUE FUND			$ 335,265,188

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

Retirement Income
*JPMORGAN SMARTRETIREMENT INCOME FUND	Commingled Trust	3,419,895	$ 64,020,430

Retirement 2015
*JPMORGAN SMARTRETIREMENT 2015 FUND	Commingled Trust	3,676,677	$ 71,879,044

Retirement 2020
*JPMORGAN SMARTRETIREMENT 2020 FUND	Commingled Trust	9,851,267	$ 202,936,094

Retirement 2030
*JPMORGAN SMARTRETIREMENT 2030 FUND	Commingled Trust	10,507,302	$ 234,943,279

Retirement 2040
*JPMORGAN SMARTRETIREMENT 2040 FUND	Commingled Trust	10,285,012	$ 214,751,052

Retirement 2050
*JPMORGAN SMARTRETIREMENT 2050 FUND	Commingled Trust	304,608	$ 7,036,451

S&P 500 Index Fund
NORTHERN TRUST S&P 500 INDEX FUND	Commingled Trust	2,282,259	$ 391,384,640

Money Market Fund
GOLDMAN SACHS FINANCIAL SQUARE GOVERNMENT FUND	Money Market	200,196,191	$ 200,196,191

Pyramis Select International Plus Commingled Pool
PYRAMIS SELECT INTERNATIONAL PLUS COMMINGLED POOL	Commingled Trust	17,656,616	$ 229,359,446

Voya Small Cap Growth Fund
VOYA SMALL CAP GROWTH FUND	Commingled Trust	15,694,071	$ 250,670,425

CDK STOCK FUND
Common Stock
CDK GLOBAL, INC COMMON STOCK	Common Stock	1,213,452	$ 49,460,296
Cash Equivalents
Short-Term Investment Fund
*J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	4,491,443	$ 4,491,443
TOTAL CDK STOCK FUND			$ 53,951,739

Total Investment Funds			$ 3,291,667,487

*Participant loans -
Original loan amounts ranging from $1,000 to $50,000
with interest rates ranging from 4.25% to 10.5% collateralized by the participant's vested interest in the account balance.
The loan maturity dates range from 2015 to 2019			$ 78,258,647

TOTAL			$ 3,369,926,134

			(Concluded)
*Permitted party-in-interest
Cost information is not required for participant directed investments and is therefore not included.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN
(Name of Plan)

Date: June 22, 2015	/s/ Michael A. Bonarti
Michael A. Bonarti
Trustee of the Plan
Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.